United States securities and exchange commission logo





                               December 12, 2023

       Leighton Bocking
       Chief Executive Officer
       Atelier Meats Corp.
       666 Burrard Street, Unit 500
       Vancouver British Columbia V6C3P6

                                                        Re: Atelier Meats Corp.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed November 17,
2023
                                                            File No. 024-12184

       Dear Leighton Bocking:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Amendment to Form 1-A filed November 17, 2023

       Cover Page

   1. Please revise the $25,000,000 offering amount in the heading to reflect the aggregate dollar amount of the
shares that you are seeking to qualify in this offering. Noting the disclosure that is
currently included in the tables, please add narrative disclosure that describes the primary
and resale components. Refer to Item 1(d) of Form 1-A.
   2. We note that you are conducting this offering on a best-efforts basis and that your officers and directors may
participate in the sales process, relying on Rule 3a4-1. Please disclose how such
officers/directors will determine whether any sale is for the benefit of the company or for the
accounts of the selling shareholders. Please similarly explain how investors will know if
they are purchasing shares directly from the company or from the officers/directors as
selling shareholders.
 Leighton Bocking
FirstName LastNameLeighton   Bocking
Atelier Meats Corp.
Comapany12,
December   NameAtelier
              2023     Meats Corp.
December
Page 2    12, 2023 Page 2
FirstName LastName
Summary
This Offering, page 6

3. We note the following disclosure on page 7: "We have engaged Dalmore Group, LLC . . .
         as the placement agent and underwriter. We refer to Dalmore as the underwriter and placement agent. Dalmore is selling our shares in this Offering on a best-efforts basis . . .
         ." Please revise for consistency with disclosure elsewhere that indicates Dalmore is acting as broker-dealer of record, and not as an underwriter or placement agent, for example on the cover page and page 22. In addition, revise references to the placement agent(s)
         throughout the offering circular, and revise the reference to the placement agent agreement in your exhibit index.
Selling Shareholders, page 22

4. Please revise your table of contents to include this section. In addition, revise your disclosure to reconcile the apparent inconsistencies relating to the resale offering that appear on pages 6-7, 22, and 70. Address, without limitation, the following items:

                Clearly identify which party is offering the resale shares. In this regard, we note disclosure that appears to indicate you, the selling shareholders, and Dalmore are offering these shares.
                If Dalmore will sell any resale shares, clearly disclose whether a commission will be earned with respect to such sales and make conforming changes as needed; for example, to the second table on the offering circular cover page.
                For each selling shareholder that is an entity, disclose the persons who have sole or shared voting or investment power. Refer to the Instruction to
Item 5(d) of Form 1-A.
                Clarify the timing of the resale offering. In this regard, we note disclosure that appears to indicate the resale shares may be offered at any time, but also that these shares may only be offered after you have sold $8 million worth of shares in the primary offering.
                File any agreement entered into with the selling shareholders as an exhibit to your offering statement.
Use of Proceeds to Company, page 25

5. Please revise this section to discuss the use of proceeds referenced on page 70, that "the
         Company may use a portion of the proceeds to repurchase shares from one or more shareholders."
6. Please revise to clearly state that you will not retain any of the proceeds from the resale shares.
Compensation of Directors and Executive Officers, page 53

7. Please update your compensation disclosure to reflect the fiscal year ended May 31, 2023.
 Leighton Bocking
Atelier Meats Corp.
December 12, 2023
Page 3
         In addition, please file as an exhibit any management contract or any compensatory plan, contract, or arrangement as required by Item 17(6)(c) of Form 1-A. Experts, page 70

8. We note your disclosure that, "The financial statements of the Company for the fiscal years ended for the period from inception (November 5, 2021) through May 31, 2022 and the consolidated financial statements for the years ended May 31, 2022 and May 31, 2023 have been audited by Davidson & Company, LLP." Please revise for clarity and for consistency with the audit reports and financial statements included in your offering circular, specifically the consolidated financial statements of (i) predecessor company
         Future Burger Corp. (excluding Atelier) for the years ended May 31, 2022 and 2021 and
         (ii) Atelier (including Future Burger) for the year ended May 31, 2023, and the period from inception (November 5, 2021) to May 31, 2022.
Notes to Financial Statements of Future Burger Corp., page 78

9. Please revise the header appearing on pages 78-89 to reflect that these notes are to the financial statements of Future Burger Corp. for the years ended May 31, 2022 and 2021.
Exhibits

10.      Please file a signed auditor   s consent as an exhibit to your
offering statement, as required
         by Item 11(b) of Form 1-A. Refer to Item 302 of Regulation S-T for guidance on providing signatures in electronic submissions.
General

11. We note that the cover page discloses "The shares will be offered on a best-efforts basis by the Company in Canada," yet page 23 discloses "In Canada, the shares may be offered through a Canadian registered broker dealers engaged by Dalmore." Please revise to reconcile this apparent inconsistency and clarify how the offering will be conducted in
         Canada.
12. We note that Section 2(a) of Exhibit 1.1 provides that you will pay Dalmore a fee equal to
       1% on the aggregate amount raised by you. Please revise your disclosure regarding
       Dalmore's fee throughout the offering circular for consistency and clearly state, if true, that Dalmore will not earn a fee with respect to any resale shares it may sell. In this
FirstName LastNameLeighton Bocking
       regard, we note disclosure on the cover page (1% commission, referenced under heading
Comapany    NameAtelier
       "Underwriting     Meats Corp. page 7 (fee of 1% of the securities sold
through Dalmore's
                      commissions"),
       platform),
December          andPage
           12, 2023   page3 22 (commission equal to 1% of the amount raised in
the offering).
FirstName LastName
 Leighton Bocking
FirstName LastNameLeighton   Bocking
Atelier Meats Corp.
Comapany12,
December   NameAtelier
              2023     Meats Corp.
December
Page 4    12, 2023 Page 4
FirstName LastName
13. Your disclosure in Part I, Item 1, indicates that you have no outstanding securities. You also indicate in Part I, Item 6, that you have not issued or sold unregistered securities within one year. Both disclosure items appear to be inconsistent with your disclosure in
         Parts II and III of the offering statement. Please revise.
       Please contact Jennifer Angelini at 202-551-3047 or Erin Purnell at 202-551-3454 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing